Exhibit 12

CARNIVAL CORPORATION & PLC

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years Ended November 30,
	2011		2010		2009		2008		2007
Net income	$1,912		$1,978		$1,790		$2,324		$2,395
Income tax expense, net	—		1		16		47		16

Income before income taxes	1,912		1,979		1,806		2,371		2,411

Fixed charges
Interest expense, net	365		378		380		420		380
Interest portion of rent expense (a)	20		21		18		17		15
Capitalized interest	21		26		37		52		44

Total fixed charges	406		425		435		489		439

Fixed charges not affecting earnings
Capitalized interest	(21)		(26)		(37)		(52)		(44)

Earnings before fixed charges	$2,297		$2,378		$2,204		$2,808		$2,806

Ratio of earnings to fixed charges	5.7	x	5.6	x	5.1	x	5.7	x	6.4	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.